Interbrew

THE WORLD'S LOCAL BREWER

04035713

RECEIVED
2004 JUL 26 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

Leuven, 14 July 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

**pp. Catherine Noirfalisse**
**Senior Vice President Legal**

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

Enclosure: press release


N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Interbrew

*PRESS RELEASE*

# Acquisition Zhejiang Shiliang Brewery in China closed

Brussels, 14 July 2004

**Interbrew is pleased to announce the closing of its acquisition of Zhejiang Shiliang Brewery Company Ltd.. Interbrew pays USD 53.2 million cash for a 70% stake of this Chinese brewery, located in the Yangtze Delta. This transaction strengthens Interbrew's number one position in the Zhejiang province, where the company now has a market share of close to 50%. Along with Interbrew's other existing investments in China, this transaction positions the groups as the second largest brewer in China with 30 million hectoliters of capacity produced by 18 breweries present in 6 major provinces: Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong.**

Visit our web site www.interbrew.com for more information on this transaction and maps.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

## Contact information


Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Sophia Baah
Investor Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: Sophia.baah@interbrew.com